UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-1)
(Amendment No. 4)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
DELPHI CORPORATION
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

247126105
(CUSIP NUMBER)

David Aufhauser, Esq.
UBS AG
299 Park Avenue
New York, New York 10171
212-821-3000
(Name, address and telephone number of person authorized to receive notices and communications)

April 4, 2008
(Date of Event That Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS UBS AG (for the benefit and on behalf of UBS Investment Bank, Wealth Management USA, and Global Wealth Management and Business Banking business groups of UBS AG) * See item 5

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK, AF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Switzerland

	7	SOLE VOTING POWER

NUMBER OF		4,419,200

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,419,200

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,419,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BK

Item 1. Security and Issuer
This Amendment No. 4 (this “Amendment”) to the Schedule 13D (the “Initial Schedule 13D”) initially filed on December 18, 2006 by the Reporting Person (as defined in the Initial Schedule 13D), as amended on July 25, 2007, November 26, 2007, and December 17, 2007, relates to the common stock, $0.01 par value per share (the “Common Stock”), of Delphi Corporation, a Delaware corporation (the “Issuer”), and is being filed to amend the Initial Schedule 13D as specifically set forth below.
Certain information contained in this Schedule 13D/A relates to share ownership of persons other than the Reporting Person. The Reporting Person expressly disclaims any liability for any such information and for any other information provided in this Amendment that does not expressly pertain to the Reporting Person.
The information set forth in the Exhibits to this Amendment is hereby expressly incorporated herein by reference to the Exhibits to the Schedules 13D/A filed by Appaloosa Management L.P., dated April 4, 2008 and April 8, 2008, and the responses to each item of this Amendment are qualified in their entirety by the provisions of such Exhibits. Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Initial Schedule 13D, as amended on July 25, 2007, November 26, 2007, and December 17, 2007, and all information previously filed remains in effect.
Item 4 is hereby amended by adding the following:
On April 4, 2008 ADAH delivered a notice of termination of the December 7th Investment Agreement, a copy of which is attached as Exhibit 51 of the Schedule 13 D/A filed by Appaloosa Management L.P., dated April 4, 2008.
On April 5, 2008 ADAH delivered a supplementary notice of termination of the December 7th Investment Agreement, a copy of which is attached as Exhibit 52 of the Schedule 13 D/A filed by Appaloosa Management L.P., dated April 8, 2008.
As a result of the termination of the December 7th Investment Agreement, the Reporting Person disclaims (i) any beneficial ownership of shares of Issuer’s Common Stock owned by the New Proposing Investors and (ii) any membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) that may have been formed (or deemed to have been formed) as a result of the December 7th Investment Agreement.
Other than as described in this Statement, to the best knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.
Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
U	Letter from A-D Acquisition Holdings, LLC, to Delphi Corporation, dated April 4, 2008, is incorporated by reference to Exhibit 51 of the Schedule 13D/A filed by Appaloosa Management L.P., dated April 4, 2008.

V	Letter from A-D Acquisition Holdings, LLC, to Delphi Corporation, dated April 5, 2008, is incorporated by reference to Exhibit 52 of the Schedule 13D/A filed by Appaloosa Management L.P., dated April 8, 2008.

SIGNATURES
After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2008

UBS AG

	By:	/s/ David Kelly

	Name: Title:	David Kelly Managing Director

	By:	/s/ Anthony DeFilippis

	Name: Title:	Anthony DeFilippis Executive Director